Exhibit 99.94

NexTech Reports Record Revenue and Gross Profit for Q1

Quarterly Performance Boosted by NexTech’s AR Ecomm division

New York, NY - Toronto, ON – October 30th, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) NexTech AR Solutions, the industry leader in augmented reality, is pleased to announce the release of its first quarter results for the quarter ending August 31st 2019. Both revenue and gross profit showed dramatic increases in year over year quarterly growth. Notably, the Company achieved $1,513,000 in first quarter revenue compared to revenue of $22,544 in the same period the previous year—a 6,611% increase. Gross profit for the quarter also accelerated rapidly and reached $694,858 versus $9,806 for the same period the prior year—a 6,986% increase.

Evan Gappelberg, CEO of NexTech AR Solutions comments “I’m thrilled with our rapid growth trajectory and I am particularly excited that we were able to achieve over $1.5 million in sales in just our first quarter compared to $2 million of annual sales for all of last year. During our first quarter, we saw an acceleration in sales growth across all business segments, especially our AR e-commerce division, which is now starting to scale”. He continues, “We are in the midst of the 4th Industrial Revolution, and technology is evolving faster than ever. This revolution is being led by AR, AI, IoT, Edge computing and the 5G network—all of which are converging and becoming increasingly ubiquitous for training, e-commerce, advertising, and entertainment. This convergence is stimulating a rapid market adoption environment similar to the internet in the 1990’s driving the creation of billion-dollar industries, almost overnight—a market NexTech is uniquely positioned to capitalize on.”

Kashif Malik CFO of NexTech comments “The team has done a great job this quarter. I am particularly proud of the continued focus on increasing our margins and working capital to support our future growth.”

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry’s first end-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.